Nasdaq Regulation



Arnold Golub
Vice President
Office of General Counsel

January 12, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 9, 2026, The Nasdaq Stock Market (the "Exchange") received from Themes ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Leverage Shares 2X Long USAR Daily ETF

Leverage Shares 2X Long ONDS Daily ETF

Leverage Shares 2X Long PLUG Daily ETF

Leverage Shares 2X Long ALB Daily ETF

Leverage Shares 2X Long UUUU Daily ETF

Leverage Shares 2X Long HUT Daily ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,